Health Canada Santé Canada

Licence No. - N° de licence
LIC-K3RXLB9VYM-2020

LICENCE

This licence is issued in accordance with the *Cannabis Act* and *Cannabis Regulations*

LICENCE

Cette licence est délivrée conformément à la *Loi sur le cannabis* et le *Règlement sur le cannabis*

Licence Holder / Titulaire de la licence :
Organigram Inc.

Licensed Site / Lieu autorisé :
35 ENGLISH DRIVE
MONCTON, NB, CANADA, E1E 3X3

The above-mentioned person is authorized to conduct, at the site specified on this licence, the activities listed below for the following licence classes and subclasses:

- Standard Cultivation
- Standard Processing
- Sale for Medical Purposes

La personne susmentionnée est autorisée à effectuer, sur le site spécifié sur cette licence, les activités énumérées ci-dessous pour les catégories et les sous-catégories de licence suivantes:

- Culture standard
- Transformation standard
- Vente à des fins médicales

Indoor Area(s) / Zone(s) intérieure(s)

Building 1 (A, B, C, D, E, F, G, I)

Activities	Activités
• to possess cannabis • to obtain dried cannabis, fresh cannabis, cannabis plants or cannabis plant seeds by cultivating, propagating and harvesting cannabis • to sell cannabis in accordance with subsection 11(5) of the *Cannabis Regulations* • to produce cannabis, other than obtain it by cultivating, propagating or harvesting it • to sell cannabis in accordance with subsection 17(5) of the *Cannabis Regulations* • to sell cannabis products in accordance with section 27 and Part 14, Division 1 of the *Cannabis Regulations*	• avoir du cannabis en sa possession • obtenir du cannabis séché, du cannabis frais, des plantes de cannabis ou des graines provenant de telles plantes par la culture, la multiplication et la récolte de cannabis • vendre du cannabis en vertu du paragraphe 11(5) du *Règlement sur le cannabis* • produire du cannabis, sauf en l'obtenant par la culture, la multiplication et la récolte • vendre du cannabis en vertu du paragraphe 17(5) du *Règlement sur le cannabis* • vendre des produits du cannabis en vertu de l'article 27 et la section 1 de la partie 14 du *Règlement sur le cannabis*

Building H

Activities	Activités
• to possess cannabis • to produce cannabis, other than obtain it by cultivating, propagating or harvesting it	• avoir du cannabis en sa possession • produire du cannabis, sauf en l'obtenant par la culture, la multiplication et la récolte

Building J

Activities	Activités
• to possess cannabis • to obtain dried cannabis, fresh cannabis, cannabis plants or cannabis plant seeds by cultivating, propagating and harvesting cannabis	• avoir du cannabis en sa possession • obtenir du cannabis séché, du cannabis frais, des plantes de cannabis ou des graines provenant de telles plantes par la culture, la multiplication et la récolte de cannabis

Building K

Activities	Activités
• to possess cannabis • to obtain dried cannabis, fresh cannabis, cannabis plants or cannabis plant seeds by cultivating, propagating and harvesting cannabis	• avoir du cannabis en sa possession • obtenir du cannabis séché, du cannabis frais, des plantes de cannabis ou des graines provenant de telles plantes par la culture, la multiplication et la récolte de cannabis

Building O

Activities	Activités
• to possess cannabis	• avoir du cannabis en sa possession

Authorized Official, Controlled Substances and Cannabis Branch
Officiel autorisé, Direction générale des substances contrôlées et du cannabis

Canada

• to obtain dried cannabis, fresh cannabis, cannabis plants or cannabis plant seeds by cultivating, propagating and harvesting cannabis	• obtenir du cannabis séché, du cannabis frais, des plantes de cannabis ou des graines provenant de telles plantes par la culture, la multiplication et la récolte de cannabis

Outdoor Area(s) / Zone(s) extérieure(s)

Conditions	Conditions
Organigram Inc. must meet the requirements set out in the Health Canada document entitled "Mandatory cannabis testing for pesticide active ingredients–Requirements".	Organigram Inc. doit respecter les exigences énoncées dans le document de Santé Canada intitulé « Analyse obligatoire du cannabis pour les résidus de principes actifs de pesticides-Exigences ».
The only cannabis products that Organigram Inc. may sell or distribute to (i) a holder of a licence for sale, and (ii) a person that is authorized under a provincial Act referred to in subsection 69(1) of the Act to sell cannabis, are as follows: cannabis plants; cannabis plant seeds; dried cannabis; fresh cannabis; cannabis oil; cannabis topicals; cannabis extracts; and edible cannabis.	Les seuls produits du cannabis que Organigram Inc. peut vendre ou distribuer (i) à un titulaire d'une licence de vente et (ii) à une personne autorisée sous le régime d'une loi provinciale visée au paragraphe 69(1) de la Loi à vendre du cannabis sont les suivants : plantes de cannabis; graines provenant d'une plante de cannabis; cannabis séché; cannabis frais; huile de cannabis; cannabis pour usage topique; extrait de cannabis; et cannabis comestible.
The only cannabis products that Organigram Inc. may send or deliver to the purchaser at the request of (i) a holder of a licence for sale, and (ii) a person that is authorized under a provincial Act referred to in subsection 69(1) of the Act to sell cannabis, are as follows: cannabis plants; cannabis plant seeds; dried cannabis; fresh cannabis; cannabis oil; cannabis topicals; cannabis extracts; and edible cannabis.	Les seuls produits du cannabis que Organigram Inc. peut expédier ou livrer à l'acheteur à la demande (i) d'un titulaire d'une licence de vente et (ii) d'une personne autorisée sous le régime d'une loi provinciale visée au paragraphe 69(1) de la Loi à vendre du cannabis sont les suivants : plantes de cannabis; graines provenant d'une plante de cannabis; cannabis séché; cannabis frais; huile de cannabis; cannabis pour usage topique; extrait de cannabis; et cannabis comestible.

Effective date of the licence:

This licence is effective as of **March 20, 2020**

Date d'entrée en vigueur de la licence:

Cette licence entre en vigueur à compter du **20 mars 2020**

Expiry date of the licence:

This licence expires on **March 20, 2023**

Date d'expiration de la licence:

La présente licence expire le **20 mars 2023**

Authorized Official, Controlled Substances and Cannabis Branch

Officiel autorisé, Direction générale des substances contrôlées et du cannabis